
Fantize LLC
Statement of Cash Flows
(Unaudited)


	For the Period August 24, 2023 (Inception) to December 31, 2023
Cash flows from operating activities:	
Net loss	$ (1,110,000)
Changes in operating assets and liabilities:	
Accounts payable	1,110,000
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -